Exhibit 99.190

For Immediate Release	October 5, 2021

The Valens Company Enters into Six Manufacturing Partnerships and Provides Corporate Update

Kelowna, B.C., October 5, 2021 – The Valens Company Inc. (TSX: VLNS) (OTCQX: VLNCF) (the “Company,” “The Valens Company” or “Valens”), a leading manufacturer of cannabis products, today announced that it has entered into six manufacturing partnerships to produce a variety of cannabis products including pre-rolls, innovative edibles, vape, hydrocarbon concentrates, and to provide expert extraction services including the production of high-quality winterized and full-spectrum oils and distillate.

The six agreements include three of the top seven Canadian licensed producers by market share and showcase the vast manufacturing capabilities that Valens offers to its customers. The majority of the agreements were signed in the last three weeks, indicative of the significant interest in the capabilities provided by the Valens platform. The collective agreements are expected to commence over the next two quarters, with anticipated revenue generation during the same period. In addition, four of the agreements require deposits that are up to 100% of initial purchase orders.

“These agreements, which encompass some of our largest Canadian Licensed Producer partners, represent the vast range of our manufacturing capabilities, reinforcing that we are an ally to our customers and consumers,” said Tyler Robson, Chief Executive Officer, Chair, Co-Founder of The Valens Company. “Notably, the size of these agreements align with our promise of fewer, bigger, better in terms of relationships and products, ensuring we remain focused on providing the highest shareholder value. Additionally, this marks the largest third-party edible agreement to date for LYF Food Technologies. We are excited to have these partners on board and will continue to focus on adding partners that align with our values.”

Relative to the Company’s application to list its common shares on the Nasdaq Capital Market (“Nasdaq”), the listing process has progressed at a slower pace than originally anticipated.

However, the Company continues to make this a top priority and expects to commence trading on Nasdaq by the end of fiscal 2021. The common shares will continue to be listed on the Toronto Stock Exchange (“TSX”) under the symbol “VLNS”. In addition, the common shares will continue to be quoted on the OTCQX until such time as the common shares may be listed on Nasdaq, subject to approval of the Company’s listing application.

Valens has retained Stikeman Elliott LLP in Canada and Foley Hoag LLP in the US as legal counsel to advise the Company throughout the Nasdaq listing application process.

At Valens, it’s Personal.

About The Valens Company

The Valens Company is a leading cannabis consumer products company, with significant expertise in manufacturing cannabinoid based products and a mission to bring the benefits of cannabis to the world. Valens provides proprietary cannabis processing services and best-in-class product development, manufacturing, and commercialization of cannabis consumer packaged goods. Valens’ high-quality products are formulated for the recreational, health and wellness, and medical consumer segments and are offered across all cannabis product categories, with a focus on quality and product innovation. Valens also manufactures, distributes, and sells a wide range of CBD products in the United States through its subsidiary Green Roads, and distributes medicinal cannabis products to international markets through its subsidiary Valens Australia. In partnership with brand houses, consumer packaged goods companies and licensed cannabis producers around the globe, Valens continues to grow its diverse product portfolio in alignment with evolving cannabis consumer preferences. Through Valens Labs, Valens is setting the standard in cannabis testing and research and development with Canada’s only ISO17025 accredited analytical services lab, named The Centre of Excellence in Plant-Based Science by partner and scientific world leader Thermo Fisher Scientific. Discover more on The Valens Company at http://www.thevalenscompany.com.

1 | Page

The Valens Company

230 Carion Rd

Kelowna, BC V4V 2K5

T. +1.778.755.0052

www.thevalenscompany.com

For further information, please contact:

Jeff Fallows

President

The Valens Company

Investor Relations

ir@thevalenscompany.com

1 647.956.8254

KCSA Strategic Communications

Phil Carlson

valens@kcsa.com

1 212.896.1233

Notice regarding Forward Looking Statements

All information included in this press release, including any information as to the future financial or operating performance and other statements of The Valens Company that express management’s expectations or estimates of future performance, other than statements of historical fact, constitute forward-looking information or forward-looking statements within the meaning of applicable securities laws and are based on expectations, estimates and projections as of the date hereof. Forward-looking statements are included for the purpose of providing information about management’s current expectations and plans relating to the future. Wherever possible, words such as “plans”, “expects”, “scheduled”, “trends”, “forecasts”, “future”, “indications”, “potential”, “estimates”, “predicts”, “anticipate”, “to establish”, “believe”, “intend”, “ability to”, or statements that certain actions, events or results “may”, “should”, “could”, “would”, “might”, “will”, or are “likely” to be taken, occur or be achieved, or the negative of these words or other variations thereof, have been used to identify such forward-looking information. Specific forward-looking statements include, without limitation, all disclosure regarding future results of operations, future outcomes of transactions, economic conditions, and anticipated courses of action. Investors and other parties are advised that there is not necessarily any correlation between the number of SKUs manufactured and shipped and revenue and profit, and undue reliance should not be placed on such information.

The risks and uncertainties that may affect forward-looking statements include, among others, whether the Company will be able to fulfill all of listing requirements of the Nasdaq, Canadian regulatory risk, Australian regulatory risk, U.S. regulatory risk, U.S. border crossing and travel bans, the uncertainties, effects of and responses to the COVID-19 pandemic, reliance on licenses, expansion of facilities, competition, dependence on supply of cannabis and reliance on other key inputs, dependence on senior management and key personnel, general business risk and liability, regulation of the cannabis industry, change in laws, regulations and guidelines, compliance with laws, limited operating history, vulnerability to rising energy costs, unfavourable publicity or consumer perception, product liability, risks related to intellectual property, product recalls, difficulties with forecasts, management of growth and litigation, many of which are beyond the control of The Valens Company. For a more comprehensive discussion of the risks faced by The Valens Company, and which may cause the actual financial results, performance or achievements of The Valens Company to be materially different from estimated future results, performance or achievements expressed or implied by forward-looking information or forward-looking statements, please refer to The Valens Company’s latest Annual Information Form filed with Canadian securities regulatory authorities at www.sedar.com or on The Valens Company’s website at www.thevalenscompany.com. The risks described in such Annual Information Form are hereby incorporated by reference herein. Although the forward-looking statements contained herein reflect management’s current beliefs and reasonable assumptions based upon information available to management as of the date hereof, The Valens Company cannot be certain that actual results will be consistent with such forward-looking information. The Valens Company cautions you not to place undue reliance upon any such forward-looking statements. The Valens Company disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise, except as required by applicable law. Nothing herein should be construed as either an offer to sell or a solicitation to buy or sell securities of The Valens Company.

2 | Page

The Valens Company

230 Carion Rd

Kelowna, BC V4V 2K5

T. +1.778.755.0052

www.thevalenscompany.com